SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated February 21, 2017	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited
By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer
By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: February 22, 2017

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for

First Quarter Fiscal Year 2017

- Net Revenue Up 31.2% Year-Over-Year to $32.0 Million -

- Net Income Up 108.3% Year-Over-Year to $8.6 Million -

BEIJING —February 21, 2017 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced unaudited financial results for the first quarter of fiscal year 2017 ended December 31, 2016.

First Quarter Fiscal 2017 Financial and Operational Highlights

•	Total course enrollments reached 1,293,000, an increase of 8.5% from the first quarter of fiscal 2016.

•	Cash receipts from online course registration were $26.8 million, flat compared with the first quarter of fiscal 2016. Without the impact of the Renminbi depreciation against the U.S. Dollar, cash receipts from online course registration increased by 7.3% year-over-year in the first quarter of fiscal 2017.

•	Net revenue increased by 31.2% to $32.0 million from $24.4 million in the prior year period, exceeding the Company’s guidance range of $28.0 million to $29.2 million. Xiamen NetinNet, which was acquired by the Company in May 2016, contributed net revenue from the sale of learning simulation software of $6.5 million in the first quarter of fiscal 2017.

•	Gross profit increased by 50.4% to $19.2 million from $12.8 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 50.2% to $19.2 million from $12.8 million in the prior year period.

•	Gross margin was 59.9%, compared with 52.3% in the prior year period. Non-GAAP[1] gross margin was 60.1%, compared with 52.5% in the prior year period.

•	Operating income increased by 125.6% to $8.0 million from $3.5 million in the prior year period.

•	Non-GAAP[1] operating income increased by 109.4% to $8.5 million from $4.0 million in the prior year period.

•	Net income increased by 108.3% to $8.6 million from $4.1 million in the prior year period.

•	Non-GAAP[1] net income increased by 96.0% to $9.1 million from $4.6 million in the prior year period.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•	Basic and diluted net income per American Depositary Share (“ADS”) were $0.260 and $0.259, respectively, compared with basic and diluted net income per ADS of $0.116 for the first quarter of fiscal 2016. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net income per ADS were $0.276 and $0.275, respectively, compared with basic and diluted non-GAAP[1] net income per ADS of $0.131 and $0.130, respectively, for the first quarter of fiscal 2016.

•	Cash flow from operations increased by 33.6% to $16.5 million from $12.3 million in the first quarter of fiscal 2016.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “We are pleased to kick off fiscal 2017 by achieving strong financial results driven by net revenue growth of 31.2% and net income growth that more than doubled from the same period of last year. We exceeded our first quarter revenue guidance range by benefiting primarily from the earlier-than-anticipated release of exam results from certain healthcare examinations, resulting in the early recognition of $3.1 million of revenue in the first quarter for the related healthcare premium courses.”

Mr. Zhu added, “Our first fiscal quarter results underscore the resiliency of our business model, as we navigate market changes while continuing to provide best-in-class courseware and services to our students. In fiscal 2017, we will continue to strive for innovation and growth by further penetrating our core vertical markets and launching new courses and services in both existing and new areas, such as the College Cooperation Program and K-12 teacher continuing education. We also plan to continue our focus on other key growth initiatives, including our mobile related products and Big Data solutions. In addition, we look forward to pursuing select acquisition and strategic investment opportunities that will complement our avenues of growth, and further our efforts to position China Distance Education as the premier life-long learning partner for our students.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, said, “Turning to organic growth, excluding both the operating results of Xiamen NetinNet and the impact of the Renminbi depreciation against the U.S. Dollar, first quarter net revenue and non-GAAP operating income increased 11.9% and 11.1% year-over-year, respectively, and as a result, our first quarter non-GAAP operating margin remained relatively flat year-over-year. Looking ahead, we will continue to balance our efforts to drive growth with a keen focus on profitability and prudent cost controls.”

First Quarter Fiscal 2017 Financial Results

Net Revenue. Total net revenue increased by 31.2% to $32.0 million in the first quarter of fiscal 2017 from $24.4 million in the first quarter of fiscal 2016. Net revenue from online education services, books and reference materials, and other sources contributed 62.9%, 5.1% and 32.0%, respectively, of total net revenues for the first quarter of fiscal 2017.

Online education services. Net revenue from online education services increased by 4.8% to $20.1 million in the first quarter of fiscal 2017 from $19.2 million in the first quarter of fiscal 2016. This increase was mainly due to strong revenue growth in the healthcare vertical resulting from the earlier-than-anticipated release of exam results for certain healthcare examinations, and contributions from our accounting vertical.

Books and reference materials. Net revenue from books and reference materials decreased by 8.3% to $1.6 million in the first quarter of fiscal 2017 from $1.8 million in the first quarter of fiscal 2016.

Other revenues. Net revenue from other sources increased by 201.8% to $10.2 million in the first quarter of fiscal 2017 from $3.4 million in the first quarter of fiscal 2016, primarily due to Xiamen NetinNet’s revenue contribution of $6.5 million in the first quarter of fiscal 2017, and growth from business start-up training services.

Cost of Sales. Cost of sales increased by 10.3% to $12.8 million in the first quarter of fiscal 2017 from $11.6 million in the first quarter of fiscal 2016. Non-GAAP1 cost of sales increased by 10.3% to $12.8 million in the first quarter of fiscal 2017 from $11.6 million in the first quarter of fiscal 2016. The increase was primarily due to expenses associated with Xiamen NetinNet, as well as increased salaries and related expenses, lecture fees, and cost of books and reference materials. This increase was partially offset by decreased rental and related expenses, and other miscellaneous expenses.

Gross Profit. Gross profit increased by 50.4% to $19.2 million in the first quarter of fiscal 2017 from $12.8 million in the prior year period. Non-GAAP1 gross profit increased by 50.2% to $19.2 million in the first quarter of fiscal 2017 from $12.8 million in the prior year period. Gross margin was 59.9% in the first quarter of fiscal 2017, compared with 52.3% in the first quarter of fiscal 2016. Non-GAAP1 gross margin was 60.1% in the first quarter of fiscal 2017, compared with 52.5% in the first quarter of fiscal 2016.

Operating Expenses. Total operating expenses increased by 24.5% to $11.7 million in the first quarter of fiscal 2017 from $9.4 million in the prior year period. Non-GAAP1 total operating expenses increased by 25.9% to $11.3 million in the first quarter of fiscal 2017 from $8.9 million in the prior year period.

Selling expenses. Selling expenses increased by 32.5% to $7.2 million in the first quarter of fiscal 2017 from $5.4 million in the prior year period. Non-GAAP1 selling expenses increased by 32.6% to $7.2 million in the first quarter of fiscal 2017 from $5.4 million in the prior year period. The increase was primarily driven by increased salaries and related expenses, and increased advertising and promotional expenses, together with expenses associated with Xiamen NetinNet. This increase was partially offset by decreased commissions to online agents.

General and administrative expenses. General and administrative expenses increased by 13.6% to $4.5 million in the first quarter of fiscal 2017 from $4.0 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 15.7% to $4.1 million in the first quarter of fiscal 2017 from $3.5 million in the prior year period. The increase was mainly due to expenses associated with Xiamen NetinNet, as well as increased professional fees.

Income Tax Expense. Income tax expense increased by 136.6% to $2.4 million in the first quarter of fiscal 2017 from $1.0 million in the prior year period, primarily due to an increase in taxable income.

Net Income. As a result of the foregoing, net income increased by 108.3% to $8.6 million in the first quarter of fiscal 2017 from $4.1 million in the prior year period. Non-GAAP1 net income increased by 96.0% to $9.1 million in the first quarter of fiscal 2017 from $4.6 million in the prior year period.

Operating Cash Flow. Net operating cash inflow increased by 33.6% to $16.5 million in the first quarter of fiscal 2017 from $12.3 million in the prior year period. The operating cash inflow was mainly attributable to net income before non-cash items generated in the first quarter of fiscal 2017. The increase in accrued expenses and other liabilities, and deferred revenue also contributed to the operating cash inflow. This operating cash inflow was partially offset by the increase in prepayment and other current assets, and decrease in income tax payable and refundable fees.

Cash and Cash Equivalents, Term Deposits, Restricted Cash and Short-term Investments. Cash and cash equivalents, term deposits, restricted cash and short-term investments as of December 31, 2016 increased by 50.4% to $106.1 million from $70.5 million as of September 30, 2016, mainly due to cash flow of $16.5 million generated from operating activities in the first quarter of fiscal 2017, and proceeds from the Zhengbao Yucai share issuance plan of $12.2 million. This increase was partially offset by capital expenditures of $0.9 million and payments for certain strategic investments of $1.6 million.

Outlook

For the second quarter of fiscal 2017, the Company expects to generate total net revenue in the range of $21.7 million to $22.9 million, representing a year-over-year decline of approximately 10% to 5%.

The earlier-than-anticipated release of exam results for certain healthcare examinations resulted in the recognition of $3.1 million of net revenue, for the related healthcare premium courses, in first quarter fiscal 2017. If the release of exam results for the aforementioned healthcare examinations occurred in second quarter fiscal 2017 as originally expected, the adjusted second quarter fiscal 2017 net revenue expectation would have been $3.1 million higher, or in the range of $24.8 million to $26.0 million, representing year-over-year growth of 2.7% to 7.7%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time the following morning on Wednesday, February 22, 2017 (9:00 p.m. Beijing Time on February 22, 2017) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

U.S. Toll Free:	+1-866-5194-004
International:	+65-6713-5090
Mainland China:	400-620-8038
Hong Kong:	+852-3018-6771
United Kingdom:	+44-203-6214-779
Passcode:	CDEL or DL

A telephone replay will be available approximately two hours after the call until March 1, 2017 by dialing:

U.S. Toll Free:	+1-855-4525-696
International:	+61-2-8199-0299
Mainland China:	400-632-2162
Hong Kong:	800-963-117
United Kingdom:	0808-234-0072
Replay Passcode:	68135256

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. The Company also offers third-party developed online courses through its Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2017 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the anticipated benefits of strategic growth initiatives, including the College Cooperation Program, K-12 teacher continuing education, Open Learning Platform, mobile related products, Big Data solutions, as well as acquisition and strategic investments) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.

Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: goals and growth strategies; future prospects and market acceptance of the Company’s courses and other products and services; future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; plans to expand and enhance courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel:+86-10-8231-9999 ext1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel:+1 212-481-2050 Email: DL@tpg-ir.com

(Financial Tables on Following Pages)

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2016	December 31, 2016
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	53,677	70,063
Restricted cash	15,547	33,406
Short term investments	1,278	2,593
Accounts receivable, net of allowance for doubtful accounts of US$563 and US$661 as of December 31, 2016 and September 30, 2016, respectively	5,454	5,402
Inventories	971	986
Prepayment and other current assets	5,893	6,846
Amount due from a related party	208	113
Deferred tax assets, current portion	1,676	1,832
Deferred cost	1,118	897

Total current assets	85,822	122,138
Non-current assets:
Property, plant and equipment, net	13,908	14,147
Goodwill	29,392	28,234
Long term investments	3,079	4,122
Other intangible assets, net	11,675	10,738
Deposit for purchase of non-current assets	1,116	494
Other non-current assets	3,928	4,237

Total non-current assets	63,098	61,972

Total assets	148,920	184,110

Liabilities and equity:
Current liabilities:
Bank borrowings	15,551	29,962
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$25,186 and US$26,279 as of December 31, 2016 and September 30, 2016, respectively)	30,564	31,916
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,524 and US$3,353 as of December 31, 2016 and September 30, 2016, respectively)	5,308	5,258
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$40,744 and US$35,437 as of December 31, 2016 and September 30, 2016, respectively)	36,332	41,602
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$339 and US$862 as of December 31, 2016 and September 30, 2016, respectively)	862	339
Amount due to related parties	—	10,607
Dividend payable	—	14,839

Total current liabilities	88,617	134,523
Non-current liabilities:
Deferred tax liabilities, non-current portion	3,831	3,717

Total non-current liabilities	3,831	3,717

Total liabilities	92,448	138,240

Equity:
Ordinary shares (par value of US$0.0001 per share at December 31, 2016 and September 30, 2016, respectively; Authorized –500,000,000 shares at December 31, 2016 and September 30, 2016, respectively; Issued and outstanding –131,854,773 and 131,729,773 shares at December 31, 2016 and September 30, 2016, respectively)	13	13
Additional paid-in capital	15,697	16,195
Accumulated other comprehensive loss	(3,418)	(8,757)
Retained Earnings	32,944	26,661

Total China Distance Education Holdings Limited shareholder’s equity	45,236	34,112
Noncontrolling interest	11,236	11,758

Total equity	56,472	45,870

Total liabilities and equity	148,920	184,110

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2015	2016
Sales, net of business tax, value-added tax and related surcharges:
Online education services	19,187	20,106
Books and reference materials	1,789	1,641
Other revenue	3,392	10,236
- Sale of learning simulation software	—	6,463
- Business start-up training services	1,270	1,646
- Others	2,122	2,127

Total net revenues	24,368	31,983
Cost of sales
Cost of services and others	(10,945)	(11,963)
Cost of tangible goods sold	(672)	(847)

Total cost of sales	(11,617)	(12,810)
Gross profit	12,751	19,173
Operating expenses
Selling expenses	(5,422)	(7,185)
General and administrative expenses	(3,987)	(4,530)

Total operating expenses	(9,409)	(11,715)
Other operating income	185	499

Operating income	3,527	7,957
Interest income	1,019	230
Interest expense	(146)	(119)
Exchange gain	720	3,907

Income before income taxes	5,120	11,975
Income tax expense	(1,012)	(2,394)
Loss from equity method investment	—	(44)

Net income	4,108	9,537
Net income attributable to noncontrolling interest	—	(982)

Net income attributable to China Distance Education Holdings Limited	4,108	8,555

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.029	0.065
Diluted	0.029	0.065
Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.116	0.260
Diluted	0.116	0.259
Weighted average shares used in calculating net income per share:
Basic	140,510,026	131,303,833
Diluted	141,562,378	131,646,433

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2015	2016
	(Unaudited)	(Unaudited)
Cost of sales	11,617	12,810
Share-based compensation expense in cost of sales	41	40
Non-GAAP cost of sales	11,576	12,770
Selling expenses	5,422	7,185
Share-based compensation expense in selling expenses	21	21
Non-GAAP selling expenses	5,401	7,164
General and administrative expenses	3,987	4,530
Share-based compensation expense in general and administrative expenses	448	437
Non-GAAP general and administrative expenses	3,539	4,093
Gross profit	12,751	19,173
Share-based compensation expenses	41	40
Non-GAAP gross profit	12,792	19,213
Gross profit margin	52.3%	59.9%
Non-GAAP gross profit margin	52.5%	60.1%
Operating income	3,527	7,957
Share-based compensation expenses	510	498
Non-GAAP operating income	4,037	8,455
Operating margin	14.5%	24.9%
Non-GAAP operating margin	16.6%	26.4%
Net income	4,108	8,555
Share-based compensation expense	510	498
Non-GAAP net income	4,618	9,053
Net income margin	16.9%	26.7%
Non-GAAP net income margin	19.0%	28.3%
Net income per share—basic	0.029	0.065
Net income per share—diluted	0.029	0.065
Non-GAAP net income per share—basic	0.033	0.069
Non-GAAP net income per share—diluted	0.033	0.069
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.116	0.260
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.116	0.259
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.131	0.276
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.130	0.275
Weighted average shares used in calculating basic net income per share	140,510,026	131,303,833
Weighted average shares used in calculating diluted net income per share	141,562,378	131,646,433
Weighted average shares used in calculating basic non-GAAP net income per share	140,510,026	131,303,833
Weighted average shares used in calculating diluted non-GAAP net income per share	141,562,378	131,646,433

Note 1: Each ADS represents four ordinary shares